UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

NIS Group Co., Ltd.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

654655109

(CUSIP Number)

Clive D. Bode

Vice President

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

CUSIP No. 654655109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TPG Asia Advisors V, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 108,750,000 (1) (See Items 3 and 5)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 108,750,000 (See Items 3 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,750,000 (1) (See Items 3 and 5)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 42.7% (2) (See Item 5)
14.	Type Of Reporting Person (See Instructions) CO

(1) Represents beneficial ownership of an aggregate of 100,000,000 shares of Common Stock (as defined below) and Warrants (as defined below) to acquire 8,750,000 shares of Common Stock. Affiliates of the Reporting Persons (as defined below) are parties to the Shareholders Agreement (as defined below) with respect to 151,047,373 shares of Common Stock, including the

1

CUSIP No. 654655109

108,750,000 shares of Common Stock indirectly held by the Reporting Persons. See Items 3, 5 and 6.

(2) Calculated based on the total number of 254,644,350 outstanding shares of Common Stock, which includes 8,750,000 shares that may be acquired pursuant to the exercise of the Warrants.

2

CUSIP No. 654655109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tarrant Capital Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 108,750,000 (3) (See Items 3 and 5)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 108,750,000 (See Items 3 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,750,000 (3) (See Items 3 and 5)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 42.7% (4) (See Item 5)
14.	Type Of Reporting Person (See Instructions) CO

(3) Represents beneficial ownership of an aggregate of 100,000,000 shares of Common Stock and Warrants to acquire 8,750,000 shares of Common Stock. Affiliates of the Reporting Persons

3

CUSIP No. 654655109

are parties to the Shareholders Agreement with respect to 151,047,373 shares of Common Stock, including the 108,750,000 shares of Common Stock indirectly held by the Reporting Persons. See Items 3, 5 and 6.

(4) Calculated based on the total number of 254,644,350 outstanding shares of Common Stock, which includes 8,750,000 shares that may be acquired pursuant to the exercise of the Warrants.

4

CUSIP No. 654655109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David Bonderman
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization The United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 108,750,000 (5) (See Items 3 and 5)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 108,750,000 (See Items 3 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,750,000 (5) (See Items 3 and 5)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 42.7% (6) (See Item 5)
14.	Type Of Reporting Person (See Instructions) IN

(5) Represents beneficial ownership of an aggregate of 100,000,000 shares of Common Stock and Warrants to acquire 8,750,000 shares of Common Stock. Affiliates of the Reporting Persons are parties to the Shareholders Agreement with respect to 151,047,373 shares of Common Stock,

5

CUSIP No. 654655109

including the 108,750,000 shares of Common Stock indirectly held by the Reporting Persons. See Items 3, 5 and 6.

(6) Calculated based on the total number of 254,644,350 outstanding shares of Common Stock, which includes 8,750,000 shares that may be acquired pursuant to the exercise of the Warrants.

6

CUSIP No. 654655109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James G. Coulter
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 108,750,000 (7) (See Items 3 and 5)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 108,750,000 (See Items 3 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,750,000 (7) (See Items 3 and 5)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 42.7% (8) (See Item 5)
14.	Type Of Reporting Person (See Instructions) IN

(7) Represents beneficial ownership of an aggregate of 100,000,000 shares of Common Stock and Warrants to acquire 8,750,000 shares of Common Stock. Affiliates of the Reporting Persons are parties to the Shareholders Agreement with respect to 151,047,373 shares of Common Stock,

7

CUSIP No. 654655109

including the 108,750,000 shares of Common Stock indirectly held by the Reporting Persons. See Items 3, 5 and 6.

(8) Calculated based on the total number of 254,644,350 outstanding shares of Common Stock, which includes 8,750,000 shares that may be acquired pursuant to the exercise of the Warrants.

8

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, with no par value (“Common Stock”), of NIS Group Co., Ltd., a Japanese joint stock corporation (kabushiki kaisha) (“NIS” or the “Issuer”). The principal executive offices of NIS are located at Shinjuku L Tower, 25th Fl, 1-6 Nishi Shinjuku, Shinjuku-ku, Tokyo, 163-1525, Japan.

Item 2.	Identity and Background.

This Statement is being filed jointly on behalf of TPG Asia Advisors V, Inc., a Cayman Islands corporation (“Advisors V”), Tarrant Capital Advisors, Inc., a Delaware corporation (“Tarrant Capital Advisors”), David Bonderman and James G. Coulter (together with Advisors V, Tarrant Capital Advisors and David Bonderman, the “Reporting Persons”).

The principal business address of Advisors V is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. The principal business address of Tarrant Capital Advisors is c/o TPG Growth, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. The principal business of each of Advisors V and Tarrant Capital Advisors is serving as the sole ultimate general partner of entities engaged in making investments in securities of public and private companies.

Advisors V is the general partner of TPG Asia GenPar V, L.P., a Cayman Islands limited partnership (“GenPar V”), which is the general partner of each of TPG Izumi AIV 1, L.P., a Delaware limited partnership (“AIV 1”), and TPG Izumi AIV 3, L.P., a Delaware limited partnership (“AIV 3”).

Tarrant Capital Advisors is the sole shareholder of Tarrant Advisors, Inc., a Texas corporation, which is sole shareholder of Newbridge Asia Advisors IV, Inc., a Cayman Islands corporation, which is the general partner of Newbridge Asia GenPar IV, L.P. a Cayman Islands exempted limited partnership (“GenPar IV”), which is the general partner of each of TPG Izumi AIV 4, L.P., a Delaware limited partnership (“AIV 4”), and TPG Izumi AIV 6, L.P., a Delaware limited partnership (“AIV 6”).

AIV 3 and AIV 4 are the sole shareholders of TPG Nimitz Luxembourg S.à.r.l., a Luxembourg société à responsabilité limitée, which is the sole shareholder of TPG Nimitz Ireland, Ltd., an Irish limited company (“TPG Ireland”), which is a general partner in TPG Izumi Investment Partners, a Nevada Partnership. Because of its majority partnership interest in TPG Izumi Investment Partners, TPG Ireland is able to direct the actions of TPG Izumi, L.P., a Cayman Islands exempted limited partnership (“Izumi”) with respect to the shares of Common Stock held by Izumi. Through AIV 1, AIV 6 and Izumi, the Reporting Persons beneficially own 108,750,000 shares of Common Stock.

9

The present principal occupation of David Bonderman is Chairman of the Board and President of Tarrant Capital Advisors and director of Advisors V and other affiliated entities. Mr. Bonderman’s business address is c/o TPG Capital, L.P., 301 Commerce Street, Suit 3300, Fort Worth, Texas 76102.

The present principal occupation of James G. Coulter is Executive Vice President of Tarrant Capital Advisors and director of Advisors V and other affiliated entities. Mr. Coulter’s business address is c/o TPG Capital, L.P., 301 Commerce Street, Suit 3300, Fort Worth, Texas 76102.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Advisors V is listed on Schedule 1. The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Tarrant Capital Advisors is listed on Schedule 2. Each of David Bonderman, James G. Coulter and the individuals referred to on Schedules 1 and 2 hereto is a United States citizen.

The agreement among the Reporting Persons (“Joint Filing Agreement”) relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the preceding paragraphs of this Item 2 has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Investment Agreement (as defined below), on February 20, 2008, AIV 1, AIV 6, and Izumi subscribed to 100,000,000 newly issued shares of common stock of NIS (“Common Stock”) and 87,500 warrants (“Warrants”) providing rights to acquire 8,750,000 shares of Common Stock, for an aggregate purchase price of 20,000,000,000 Japanese yen (the “Purchase Price”). The Purchase Price was funded by equity contributions of the limited partners of AIV 1, AIV 6, and Izumi.

Pursuant to, and subject to the terms and conditions contained in, the Shareholders Agreement (as defined below), the Reporting Persons may be deemed to have acquired shared voting power over the Subject Shares (as defined below) by virtue of the execution of the Shareholders Agreement by the Shareholders Agreement Parties (as defined below). The

10

Reporting Persons have not paid any consideration to the Management Parties (as defined below) in connection with the execution and delivery of the Shareholders Agreement.

References to and descriptions of the Investment Agreement and Shareholders Agreement set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their interests in the Subject Shares as described above for investment purposes and to influence the management, policies and control of the Issuer with the aim of increasing the value of the Issuer and their investments in the Issuer.

The Reporting Persons intend to seek to dispose of their shares of Common Stock (including, without limitation, distributing some or all of such shares to members, partners, stockholders or beneficiaries of the Reporting Persons and their affiliates, as applicable) from time to time, subject to market conditions and other investment considerations.

In addition to the foregoing, the Reporting Persons, at any time and from time to time, may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into the Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of the Reporting Persons and/or other investment considerations.

By virtue of the Shareholders Agreement, the Shareholders Agreement Parties have the ability to elect the board of directors and thereby control the management and affairs of NIS. The Shareholders Agreement Parties will also be able to determine the outcome of all matters relating to requiring shareholder approval (other than those requiring a super-majority vote) and will be able to cause or prevent a change of control of NIS or a change in the composition of the board of directors and could preclude any unsolicited acquisition of NIS.

Other than as described above, neither the Reporting Persons nor, to their knowledge, any of the other persons named on Schedule 1 or Schedule 2, currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans in the future.

11

References to and descriptions of the Shareholders Agreement set forth above in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement.

Item 5.	Interest in Securities of the Issuer.

The information contained on each of the cover pages of this Statement and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated by reference.

(a) and (b). Except as otherwise indicated, the following disclosure assumes that 254,644,350 shares of Common Stock are outstanding, including 8,750,000 shares that may be acquired by the Reporting Persons pursuant to the exercise of the Warrants.

As of February 20, 2008, as a result of the consummation of the Investment Agreement, AIV 1 directly owns an aggregate of 6,133,500 shares of Common Stock, including rights to acquire 493,500 shares upon the exercise of the Warrants, for a total of 2.4% of the outstanding Common Stock (assuming the exercise of all the Warrants). As described in greater detail in Item 2 above, Advisors V through its affiliation with AIV 1 may be considered to be the beneficial owner of the Common Stock and Warrants directly owned by AIV 1.

As of February 20, 2008, as a result of the consummation of the Investment Agreement, AIV 6 directly owns an aggregate of 22,272,000 shares of Common Stock, including rights to acquire 1,792,000 shares upon the exercise of the Warrants, for a total of 8.8% of the outstanding Common Stock (assuming the exercise of all the Warrants). As described in greater detail in Item 2 above, Tarrant Capital Advisors through its affiliation with AIV 6 may be considered to be the beneficial owner of the Common Stock and Warrants directly owned by AIV 6.

As of February 20, 2008, as a result of the consummation of the Investment Agreement, Izumi directly owns an aggregate of 80,344,500 shares of Common Stock, including rights to acquire 6,464,500 shares upon the exercise of the Warrants, for a total of 31.6% of the outstanding Common Stock (assuming the exercise of all the Warrants). As described in greater detail in Item 2 above, both Advisors V and Tarrant Capital Advisors through their affiliation with Izumi may be considered to be the beneficial owners of the Common Stock and Warrants directly owned by Izumi. As such, Advisors V may be considered to be the beneficial owner of the Common Stock and Warrants directly owned by AIV 1 and Izumi, which represent 34.0% of the outstanding Common Stock (assuming the exercise of all the Warrants), and Tarrant Capital Advisors may be considered to be the beneficial owner of the Common Stock and Warrants directly owned by AIV 6 and Izumi, which represents 40.3% of the outstanding Common Stock (assuming the exercise of all the Warrants).

12

As described in greater detail in Item 2 above, Messrs. Bonderman and Coulter are directors, officers and sole shareholders of Advisors V and Tarrant Capital Advisors, and therefore may be deemed to be the beneficial owners of the Common Stock and Warrants held in the aggregate by AIV 1, AIV 6, and Izumi, which represents 42.7% of the outstanding Common Stock (assuming the exercise of all the Warrants).

As a result of consummation of the Investment Agreement, the Reporting Persons may be deemed to have acquired shared voting and dispositive power over 100,000,000 newly issued shares of Common Stock and Warrants providing rights to acquire 8,750,000 shares of Common Stock (collectively, the “TPG Shares”). Pursuant to the execution and delivery of the Shareholders Agreement and based on the information included therein, each of the Reporting Persons may be deemed to have acquired shared voting power over an aggregate of 151,047,373 shares of Common Stock, including the TPG Shares, Common Stock held by the Management Shareholders and options held by a Management Shareholder to acquire 8,000 shares of Common Stock (collectively, the “Subject Shares”). As a result of the execution and delivery of the Shareholders Agreement, each of the Management Shareholders may be deemed to have acquired shared voting power over the Subject Shares, which represent approximately 59.3% of the outstanding shares of Common Stock (assuming the exercise of the options held by the Management Shareholder and the exercise of the Warrants). By virtue of the Shareholders Agreement, the Reporting Persons may be deemed to be a “group” (within the meaning of Section 13(d)(3) of the Act) with the Management Shareholders for purposes of the Act, although the Reporting Persons do not affirm that such a group has been formed. The “Management Shareholders” consist of Hideo Sakioka, Kunihiko Sakioka, Akio Sakioko, Nissin Building Co., Ltd., a joint stock corporation incorporated under the laws of Japan and Shuho Co., Ltd., a joint stock corporation incorporated under the laws of Japan.

As of the date hereof, the Reporting Persons have the interests in the Common Stock set forth in Items 7, 8, 9 and 10 of the relevant cover pages of this Statement.

(c)          Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by the Reporting Persons, or to the best of their knowledge, any of the individuals identified in Schedule 1 and Schedule 2.

(d)	Not applicable.
(e)	Not applicable.

13

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated herein by reference.

Investment Agreement and Warrant Rights Agreement

On December 10, 2007, NIS and TPG Vision Upper I, Ltd., a Cayman Islands company (“Vision”) entered into an Investment Agreement, which was amended on February 11, 2008 and February 18, 2008 (as amended, the “Investment Agreement”). Pursuant to the Investment Agreement, NIS agreed to issue certain shares of common stock and warrants to Vision. On February 18, Vision and NIS entered into the Warrant Rights Agreement, setting forth certain terms and conditions with respect to the Warrants to be issued on consummation of the Investment Agreement (the “Warrant Rights Agreement”).

On February 19, 2008, Vision assigned all of its rights and obligations under the Investment Agreement and the Warrant Rights Agreement to AIV 1, AIV 6 and Izumi.

On February 20, 2008, pursuant to the Investment Agreement, and subject to the terms and conditions of the Warrant Rights Agreement, AIV 1, AIV 6 and Izumi subscribed to 100,000,000 newly issued shares of Common Stock and 87,500 Warrants, providing rights to acquire 8,750,000 shares of Common Stock, in exchange for the Purchase Price.

The Investment Agreement and Warrant Rights Agreement each contain customary representations, warranties and indemnification provisions. The terms and conditions of the Warrants exercisable for 8,750,000 shares of Common Stock are set forth in the Warrant Rights Agreement and the Investment Agreement (and the attachments thereto).

Shareholders Agreement

On February 20, 2008, AIV 1, AIV 6, and Izumi (the “Subscribers”) entered into a Shareholders Agreement (the “Shareholders Agreement”) with the Management Shareholders (together with the Subscribers, the “Shareholders Agreement Parties”), pursuant to which the Shareholders Agreement Parties agreed upon certain matters concerning the ownership of NIS Common Stock and certain rights and obligations with respect thereto.

The Shareholders Agreement Parties control approximately 59.3% of the voting power of the outstanding shares of capital stock of NIS (assuming the exercise of all the Warrants and options held by a Management Shareholder to acquire 8,000 shares of Common Stock). The provisions of the Shareholders Agreement apply to any shares of Common Stock owned by the

14

Shareholders Agreement Parties, including shares of Common Stock acquired after the date of the Shareholders Agreement.

The Shareholders Agreement Parties have agreed to use their best efforts to effectuate, or cause to be effectuated, to the extent permissible under NIS’s articles of incorporation and applicable law, the provisions set forth in the Shareholders Agreement whether in their capacity as a stockholder, director, member of a board committee or officers of NIS or otherwise.

Nomination Rights

Subscribers holding a majority of the voting power of all shares of Common Stock held by the Subscribers will be entitled to nominate, and the board of directors of NIS shall consist of, at least a majority of the directors of NIS (the “TPG Nominees”), at least one of whom shall be a representative director of NIS. The Management Shareholders and their affiliates will be entitled to nominate the remaining directors of NIS.

If at any time the TPG Nominees do not constitute a majority of the board, board vacancies shall be filled and, if necessary, directors shall be removed and replaced, such that TPG Nominees constitute a majority of the board. If any nominee ceases to serve as a director of NIS for any reason during his term, a nominee for the vacancy resulting therefrom will be designated by whichever party nominated such nominee.

If at any time Subscribers holding a majority of the voting power of all shares of Common Stock held by the Subscribers notify the other parties to the Shareholders Agreement in writing of their desire to have removed from the board, with or without cause, any nominee that was nominated by such party, such nominee shall be removed from the board.

Voting Arrangement

If Subscribers holding a majority of the voting power of all shares of Common Stock held by the Subscribers inform the Management Shareholders of their intent to vote against taking any of the following actions, the Management Shareholders have agreed that they and their affiliates will also vote against the taking of such action. If the Management Shareholders inform Subscribers of their intent to vote against taking any of the following actions, Subscribers have also agreed that they will vote against the taking of such action.

•	Revisions to the articles of incorporation of NIS affecting the rights of the Warrants;
•	Changes to the capital structure of NIS, including, without limitation, any of the following:

15

•	filing for bankruptcy, liquidation or similar restructuring;
•	issuance of any securities by NIS, including warrants, options and any instrument that is convertible into, or exchangeable for, securities of NIS.
•	mergers or acquisitions involving NIS;
•	substantial disposal of assets by NIS;
•	related party transactions involving NIS; and
•	decisions regarding dividend policy.

Termination

The Shareholders Agreement will terminate upon the earlier to occur of (i) seven years from the date of the Shareholders Agreement and (ii) the date upon which Subscribers hold less than 20% of the capital stock of NIS on a fully diluted basis.

Management Rights Letters

In connection with the Investment Agreement, on February 19, 2008, NIS and Izumi entered into a venture capital operating company letter agreement (the “Izumi Management Rights Letter”), pursuant to which NIS agreed: (i) to provide Izumi or its designated representative with the right to have one annual meeting (and at such other times as the parties thereto thereafter agree are reasonably necessary for Izumi or any affiliate thereof to maintain its status as a “venture capital operating company” as such term is defined in the United States Department of Labor Regulations (“Plan Asset Regulations”)) with representatives of NIS, at which meeting the financial results of the previous fiscal year and the financial condition of NIS and its subsidiaries shall be reviewed; (ii) that NIS shall, and shall cause each of its subsidiaries to permit designated representatives of Izumi to examine the books and records of NIS and its subsidiaries at reasonable times; and (iii) that NIS shall provide Izumi or its designated representative with such other rights of consultation that the parties thereafter agree are reasonably necessary to qualify Izumi’s investment as a “venture capital investment” for purposes of the Plan Asset Regulations.

In connection with the Investment Agreement, on February 19, 2008, NIS and AIV 1 entered into a venture capital operating company letter agreement (the “AIV 1 Management Rights Letter”), pursuant to which NIS agreed: (i) to provide AIV 1 or its designated

16

representative with the right to have one annual meeting (and at such other times as the parties thereto thereafter agree are reasonably necessary for AIV 1 or any affiliate thereof to maintain its status as a “venture capital operating company” as such term is defined in the Plan Asset Regulations) with representatives of NIS, at which meeting the financial results of the previous fiscal year and the financial condition of NIS and its subsidiaries shall be reviewed; (ii) that NIS shall, and shall cause each of its subsidiaries to permit designated representatives of AIV 1 to examine the books and records of NIS and its subsidiaries at reasonable times; and (iii) that NIS shall provide AIV 1 or its designated representative with such other rights of consultation that the parties thereafter agree are reasonably necessary to qualify AIV 1’s investment as a “venture capital investment” for purposes of the Plan Asset Regulations.

In connection with the Investment Agreement, on February 19, 2008, NIS and AIV 6 entered into a venture capital operating company letter agreement (the “AIV 6 Management Rights Letter”, and together with the Izumi Management Rights Letter and the AIV 1 Management Rights Letter, the “Management Rights Letters”), pursuant to which NIS agreed: (i) to provide AIV 6 or its designated representative with the right to have one annual meeting (and at such other times as the parties thereto thereafter agree are reasonably necessary for AIV 6 or any affiliate thereof to maintain its status as a “venture capital operating company” as such term is defined in the Plan Asset Regulations) with representatives of NIS, at which meeting the financial results of the previous fiscal year and the financial condition of NIS and its subsidiaries shall be reviewed; (ii) that NIS shall, and shall cause each of its subsidiaries to permit designated representatives of AIV 6 to examine the books and records of NIS and its subsidiaries at reasonable times; and (iii) that NIS shall provide AIV 6 or its designated representative with such other rights of consultation that the parties thereafter agree are reasonably necessary to qualify AIV 6’s investment as a “venture capital investment” for purposes of the Plan Asset Regulations.

References to and descriptions of the Investment Agreement, the Warrant Rights Agreement, the Management Rights Letters and Shareholders Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1:	Joint Filing Agreement, dated as of February 29, 2008, by and among the Reporting Persons.
Exhibit 2:	Investment Agreement, dated as of December 10, 2007, by and between NIS and Vision.
Exhibit 3:	Amendment to Investment Agreement, dated February 11, 2008, by and between NIS and Vision.

17

Exhibit 4:	Amendment to Investment Agreement, dated February 18, 2008, by and between NIS and Vision.
Exhibit 5:	Assignment and Assumption Agreement, dated as of February 19, 2008, by and among, Vision, AIV 1, AIV 6 and Izumi.
Exhibit 6:	Warrant Rights Agreement, dated as of February 18, 2008, by and among AIV 1, AIV 6, Izumi and NIS.
Exhibit 7:	Shareholders Agreement, dated as of February 20, 2008, by and among AIV 1, AIV 6, Izumi and the shareholders of NIS listed on Schedule 1 thereto.
Exhibit 8:	Management Rights Letter, dated as of February 19, 2008 by and between NIS and Izumi.
Exhibit 9:	Management Rights Letter, dated as of February 19, 2008 by and between NIS and AIV 1.
Exhibit 10:	Management Rights Letter, dated as of February 19, 2008 by and between NIS and AIV 6.

18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2008

TARRANT CAPITAL ADVISORS, INC.
By: /s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

TPG ASIA ADVISORS V, INC.
By: /s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

David Bonderman

By: /s/ Clive D. Bode
Name:	Clive D. Bode, on behalf of David Bonderman (9)

James G. Coulter

By: /s/ Clive D. Bode
Name:	Clive D. Bode, on behalf of James G. Coulter (10)

_______________

(9) Clive D. Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated August 31, 2006, which was previously filed with the Securities and Exchange Commission (“Commission”) as an exhibit to a Form 4 (SEC File No.: 001-32875) filed by Mr. Bonderman on March 1, 2007.

(10) Clive D. Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated August 31, 2006, which was previously filed with the Commission as an exhibit to a Form 4 (SEC File No.: 001-32927) filed by Mr. Coulter on March 1, 2007.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1:	Joint Filing Agreement, dated as of February 29, 2008, by and among the Reporting Persons.
Exhibit 2:	Investment Agreement, dated as of December 10, 2007, by and between NIS and Vision.
Exhibit 3:	Amendment to Investment Agreement, dated February 11, 2008, by and between NIS and Vision.
Exhibit 4:	Amendment to Investment Agreement, dated February 18, 2008, by and between NIS and Vision.
Exhibit 5:	Assignment and Assumption Agreement, dated as of February 19, 2008, by and among, Vision, AIV 1, AIV 6 and Izumi.
Exhibit 6:	Warrant Rights Agreement, dated as of February 18, 2008, by and among AIV 1, AIV 6, Izumi and NIS.
Exhibit 7:	Shareholders Agreement, dated as of February 20, 2008, by and among AIV 1, AIV 6, Izumi and the shareholders of NIS listed on Schedule 1 thereto.
Exhibit 8:	Management Rights Letter, dated as of February 19, 2008 by and between NIS and Izumi.
Exhibit 9:	Management Rights Letter, dated as of February 19, 2008 by and between NIS and AIV 1.
Exhibit 10:	Management Rights Letter, dated as of February 19, 2008 by and between NIS and AIV 6.

Schedule 1

Executive Officers and Directors of TPG Asia Advisors V, Inc.

The names of the directors and the names and titles of executive officers of Advisors V, and their principal occupations are set forth below. Each occupation set forth opposite an individual’s name refers to Advisors V, and each individual is a United States citizen.

Name	Position	Address
David Bonderman	Director	301 Commerce Street, Suite 3300, Fort Worth, TX 76102
James G. Coulter	Director	301 Commerce Street, Suite 3300, Fort Worth, TX 76102
Daniel A. Carroll	President	345 California Street, Suite 3300, San Francisco, CA 94104
John E. Viola	Vice President	301 Commerce Street, Suite 3300, Fort Worth, TX 76102
Clive D. Bode	Vice President, Secretary	301 Commerce Street, Suite 3300, Fort Worth, TX 76102
Jeffrey D. Ekberg	Vice President, Treasurer	301 Commerce Street, Suite 3300, Fort Worth, TX 76102
G. Douglas Puckett	Assistant Treasurer	301 Commerce Street, Suite 3300, Fort Worth, TX 76102

Schedule 2

Executive Officers and Directors of Tarrant Capital Advisors, Inc.

The names of the directors and the names and titles of executive officers of Tarrant Capital Advisors and their principal occupations are set forth below. Each occupation set forth opposite an individual’s name refers to Tarrant Capital Advisors, and each individual is a U.S. citizen.

Name	Position	Address
David Bonderman	Chairman of the Board, President	301 Commerce Street, Suite 3300, Fort Worth, TX 76102
James G. Coulter	Director, Vice President	301 Commerce Street, Suite 3300, Fort Worth, TX 76102
John E. Viola	Vice President, Treasurer	301 Commerce Street, Suite 3300, Fort Worth, TX 76102
Clive D. Bode	Vice President, Secretary	301 Commerce Street, Suite 3300, Fort Worth, TX 76102
David C. Reintjes	Chief Compliance Officer, Assistant Secretary	301 Commerce Street, Suite 3300, Fort Worth, TX 76102
G. Douglas Puckett	Assistant Treasurer	301 Commerce Street, Suite 3300, Fort Worth, TX 76102